SEC
Mail Processing
Section

NOV 29 2013

Washington DC
404

[redacted]

SE MISSION

13026151

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47762 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Group One Trading, L.P. and Subsidiary

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3232
(No. and Street)

| Chicago | IL | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Grosam 312-294-2345
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

| One South Wacker, Suite 800 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Group One Trading, L.P., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/28/2017

Nancy J. Simenson
Notary Public November 13, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
NOV 29 2013
Washington DC
404

# Group One Trading, L.P. and Subsidiary

Statement of Financial Condition
September 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

## Contents

McGladrey

## Independent Auditor's Report

To the General Partner and the Audit Committee
Group One Trading, L.P. and Subsidiary
Chicago, Illinois

### Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiary (collectively, the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the consolidated financial statement).

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiary as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
November 26, 2013

**Group One Trading, L.P. and Subsidiary**

**Consolidated Statement of Financial Condition**
**September 30, 2013**

| | |
|---|---|
| **Assets** | |
| Cash | $ 807,714 |
| Receivable from clearing broker | 4,343,635 |
| Securities owned, at fair value | |
| Marketable, pledged | 1,691,399,126 |
| Not readily marketable | 100,000 |
| Exchange memberships, at cost (fair value $295,000) | 341,500 |
| Other assets | 483,542 |
| **Total assets** | $ 1,697,475,517 |
| **Liabilities and Partners' Capital** | |
| Liabilities | |
| Payable to clearing broker | $ 551,428,593 |
| Marketable securities sold, not yet purchased, at fair value | 1,060,749,978 |
| Compensation payable | 31,507,006 |
| Loan payable to General Partner | 1,315,558 |
| Accounts payable and accrued expenses | 6,134,538 |
| Liabilities other than General Partner's capital subject to mandatory redemption | 1,651,135,673 |
| General Partner's capital subject to mandatory redemption | 27,499,618 |
| **Total liabilities** | 1,678,635,291 |
| Partners' capital | 18,840,226 |
| **Total liabilities and partners' capital** | $ 1,697,475,517 |

See Notes to Consolidated Statement of Financial Condition.

## Note 1. Nature of Business and Significant Accounting Policies

Group One Trading, L.P. (a California limited partnership) (Group One) is a broker-dealer registered with the Securities and Exchange Commission (SEC). Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. Group One Futures Trading LLC (Group One Futures), Group One's wholly-owned subsidiary, engages in proprietary trading of futures and options on futures on the Chicago Mercantile Exchange. On October 1, 2013, Group One distributed its interest in Group One Futures to Group One Trading LLC (the General Partner).

Group One operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that Group One carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows:

**Principles of consolidation**: The consolidated financial statements include the accounts of Group One and Group One Futures (collectively, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Use of estimates**: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Securities and derivative financial instruments**: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition. Payable to clearing broker consists primarily of amounts due for settled and unsettled securities transactions.

**Exchange memberships**: Exchange memberships that are required to be held for operating purposes are carried at historical cost.

**Intangible assets**: Intangible assets consisting of rights to act as specialist in certain derivative financial instruments, with indefinite lives are carried at cost less any deemed impairment in value. The assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

**General Partner's capital subject to mandatory redemption**: The General Partner's capital subject to mandatory redemption is classified as a liability (see Note 4).

**Note 1. Nature of Business and Significant Accounting Policies (Continued)**

**Income taxes**: Group One and Group One Futures are individually taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income or loss.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2013. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2009.

**Recently issued accounting pronouncements**: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance is not expected to have a material impact on our consolidated financial position.

**Note 2. Fair Value Measurement and Derivative Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

**Note 2. Fair Value Measurement and Derivative Financial Instruments (Continued)**

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Securities not readily marketable at September 30, 2013, consist of a Joint Back Office investment (JBO investment) for which there is no exchange or independent, publicly quoted market. The estimate of the fair value is based on historical cost and may differ significantly from the value that would have been used had a ready market existed for such equity investments. This financial instrument is classified as Level 3 in the fair value hierarchy.

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy.

The following summarizes the Company's assets and liabilities, including derivatives, measured at fair value on a recurring basis at September 30, 2013, with the fair value hierarchy:

| | Fair Value Measurements Using | | |
|---|---|---|---|
| Description | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Unobservable Inputs (Level 3) |
| Assets | | | |
| Securities owned, marketable: | | | |
| Equity securities | $ 1,059,676,069 | $ 1,059,676,069 | $ - |
| Equity options | 631,723,057 | 631,723,057 | - |
| Securities owned, not readily marketable: | | | |
| JBO investment | 100,000 | - | 100,000 |
| Receivable from clearing broker: | | | |
| Futures and options on futures on commodity products, net (derivative assets of $29,418,263 and derivative liabilities of $28,766,164) | 652,099 | 652,099 | - |
| | $ 1,692,151,225 | $ 1,692,051,225 | $ 100,000 |
| Liabilities | | | |
| Securities sold, not yet purchased: | | | |
| Equity securities | $ (421,992,786) | $ (421,992,786) | $ - |
| Equity options | (638,757,192) | (638,757,192) | - |
| Payable to clearing broker: | | | |
| Futures and options on futures on equity products, net (derivative assets of $724,082 and derivative liabilities of $679,785) | 44,297 | 44,297 | - |
| | $(1,060,705,681) | $(1,060,705,681) | $ - |

The Company had no financial instruments classified as Level 2 in the fair value hierarchy as of September 30, 2013.

## Note 2. Fair Value Measurement and Derivative Financial Instruments (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investment in financial instruments for which the Company has used at least one significant unobservable input in the valuation model.

At September 30, 2013, marketable securities owned and held with the Company's clearing broker of $1,691,399,126 collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

The Company's derivative activities consist of the trading of exchange-traded equity options and futures contracts. As a liquidity provider in various exchange-traded equity option contracts, the Company employs arbitrage trading strategies between exchange-traded securities, options and futures contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivatives is not representative of the risk. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives contracts have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood under GAAP. Note 8 describes the risks associated with trading derivative contracts.

## Note 3. Other Assets

Other assets include intangible assets with an indefinite life, representing rights to act as specialist in certain derivative financial instruments. If deemed impaired, intangible assets are written down to fair value based on either discounted cash flows or market values. These assets have a net carrying value of $361,728 at September 30, 2013.

## Note 4. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital

The Company's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Company that may not be distributed, except upon dissolution of Group One. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Company to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Company is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated to the Class B interest. Losses are first allocated to the Class B interest until such interest is reduced to zero, and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Company's limited partnership agreement does not directly provide for mandatorily redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying consolidated financial statements.

## Note 4. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital (Continued)

Group One's limited partnership agreement also provides for three series of limited partnership assignees (the Assignees) with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees collectively receive the remaining 1 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

## Note 5. Related-Party Transactions

Pursuant to an agreement, Group One leases certain assets from the General Partner.

Pursuant to an agreement, Group One provides Dynamex Trading, LLC (a wholly-owned subsidiary of the General Partner) with certain administrative services. Dynamex Trading, LLC provides securities and derivatives execution services to Group One.

At September 30, 2013, the loan payable to General Partner represents an amount due to the General Partner by Group One Futures, a non-guaranteed subsidiary of Group One, in the amount $1,315,558 pursuant to written agreement. The loan is due with one day's notice, subject to approval of Group One Futures' clearing broker and bears interest at a varying rate, approximately 2.17 at September 30, 2013. Amounts due are not available in computing net capital under minimum capital requirements for Group One, as such terms are defined for regulatory purposes (see Note 9).

## Note 6. Employee Compensation Plans

Trader's compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash and contingent compensation is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Included in compensation payable at September 30, 2013, is contingent compensation payable to traders of $1,986,019.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash and contingent compensation is expensed in the year awarded. Contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award and may be recaptured if, among other things, the firm does not achieve certain results or the employee is terminated. Included in compensation payable is contingent compensation payable to other employees $33,234.

Group One maintains an employee unit-based compensation plan (the Plan), under which up to 1,000,000 units of the General Partner may be awarded to employees of the Company. The units are fully vested and may be restricted or unrestricted units of the General Partner. There are 683,208 units available under the Plan as of September 30, 2013.

## Note 6. Employee Compensation Plans (Continued)

Employees may also be awarded unvested units in the General Partner. The unvested units are issued with no capital account or cash value and units begin vesting subsequent to year-end. The units vest over a five-year period and may be forfeited, if among other things, the employee's employment terminates. As of October 1, 2013, there were a total of 58,562 unvested units yet to vest.

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

## Note 7. Commitments, Contingencies and Indemnifications

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through June 30, 2020. At September 30, 2013, minimum annual commitments pursuant to lease agreements that at inception had a noncancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, and exclusive of obligations to the General Partner for fixed asset leases, are as follows:

| | |
|---|---|
| 2014 | $ 2,441,473 |
| 2015 | 1,410,712 |
| 2016 | 744,638 |
| 2017 | 626,452 |
| 2018 | 618,667 |
| Thereafter | 690,573 |
| | $ 6,532,515 |

In the normal course of business, the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

## Note 8. Financial Instruments with Off-Balance-Sheet Risk

### Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

**Market risk**: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2013 at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to September 30, 2013.

**Credit risk**: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

**Concentration of credit risk**: All trades of the Company are cleared by Merrill Lynch Professional Clearing Corp. (the Company's Clearing Broker), a guaranteed subsidiary of Bank of America. Pursuant to agreement, the Company's Clearing Broker is required to, among other things, perform computations for proprietary accounts of introducing brokers and segregate certain assets on behalf of the Company. However, in the event of the insolvency of the Company's Clearing Broker or in the event that it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate nonperformance by its Clearing Broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of its clearing broker on a regular basis.

## Note 9. Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital changes from day-to-day, but as of September 30, 2013, Group One had net capital of approximately $17,940,376 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital.

Group One's consolidated subsidiary has total assets and total member's equity of $4,710,328 and $341,500, respectively, at September 30, 2013. The accounts of this subsidiary are not included in Group One's net capital computation.

## Note 10. Subsequent Events

Management of the Company evaluated subsequent events through the date these consolidated financial statements were issued for potential recognition and/or disclosure.